Exhibit 99

J. P. MORGAN CHASE & CO.
and
MORGAN GUARANTY TRUST COMPANY OF NEW YORK

As of December 31, 2000, Morgan Guaranty Trust Company of New York ("Morgan Guaranty") was a wholly owned bank subsidiary of J.P. Morgan Chase & Co., a Delaware corporation whose principal office is located in New York, New York. Morgan Guaranty was a commercial bank offering a wide range of banking services to its customers both domestically and internationally. Its business was subject to examination and regulation by Federal and New York State banking authorities.

On November 10, 2001, J. P. Morgan & Co. merged with The Chase Manhattan Bank. Upon consummation of the merger, The Chase Manhattan Bank changed its name to JP Morgan Chase & Co.

The following table sets forth certain summarized financial information of J.P. Morgan Chase & Co. and for Morgan Guaranty as of the dates and for the periods indicated. The information presented for the years ended December 31, 2009, 2008, 2007, 2006, and 2005 in accordance with generally accepted accounting principles.

Five-year summary of consolidated financial highlights

(unaudited)
(in millions, except per share, headcount and ratio data)
As of or for the year ended December 31,	2009	2008 (d)	2007	2006	2005

Selected income statement data
Total net revenue	$100,434	$67,252	$71,372	$61,999	$54,248
Total noninterest expense	52,352	43,500	41,703	38,843	38,926

Pre-provision profit (a)	48,082	23,752	29,669	23,156	15,322
Provision for credit losses	32,015	19,445	6,864	3,270	3,483
Provision for credit losses – accounting conformity (b)	—	1,534	—	—	—

Income from continuing operations before income tax expense/(benefit)	16,067	2,773	22,805	19,886	11,839
Income tax expense/(benefit)	4,415	(926)	7,440	6,237	3,585

Income from continuing operations	11,652	3,699	15,365	13,649	8,254
Income from discontinued operations (c)	—	—	—	795	229

Income before extraordinary gain	11,652	3,699	15,365	14,444	8,483
Extraordinary gain (d)	76	1,906	—	—	—

Net income	$11,728	$5,605	$15,365	$14,444	$8,483

Per common share data
Basic earnings (e)
Income from continuing operations	$2.25	$0.81	$4.38	$3.83	$2.30
Net income	2.27	1.35	4.38	4.05	2.37
Diluted earnings (e)(f)
Income from continuing operations	$2.24	$0.81	$4.33	$3.78	$2.29
Net income	2.26	1.35	4.33	4.00	2.35
Cash dividends declared per share	0.20	1.52	1.48	1.36	1.36
Book value per share	39.88	36.15	36.59	33.45	30.71

Common shares outstanding
Average: Basic (e)	3,862.8	3,501.1	3,403.6	3,470.1	3,491.7
Diluted (e)	3,879.7	3,521.8	3,445.3	3,516.1	3,511.9
Common shares at period-end	3,942.0	3,732.8	3,367.4	3,461.7	3,486.7
Share price
High	$47.47	$50.63	$53.25	$49.00	$40.56
Low	14.96	19.69	40.15	37.88	32.92
Close	41.67	31.53	43.65	48.30	39.69
Market capitalization	164,261	117,695	146,986	167,199	138,387
Selected ratios
Return on common equity (“ROE”) (f)
Income from continuing operations	6%	2%	13%	12%	8%
Net income	6	4	13	13	8
Return on tangible common equity (“ROTCE”) (f)(g)
Income from continuing operations	10	4	22	24	15
Net income	10	6	22	24	15
Return on assets (“ROA”):
Income from continuing operations	0.58	0.21	1.06	1.04	0.70
Net income	0.58	0.31	1.06	1.10	0.72
Overhead ratio	52	65	58	63	72
Tier 1 capital ratio	11.1	10.9	8.4	8.7	8.5
Total capital ratio	14.8	14.8	12.6	12.3	12.0
Tier 1 leverage ratio	6.9	6.9	6.0	6.2	6.3
Tier 1 common capital ratio (h)	8.8	7.0	7.0	7.3	7.0
Selected balance sheet data (period-end)
Trading assets	$411,128	$509,983	$491,409	$365,738	$298,377
Securities	360,390	205,943	85,450	91,975	47,600
Loans	633,458	744,898	519,374	483,127	419,148
Total assets	2,031,989	2,175,052	1,562,147	1,351,520	1,198,942
Deposits	938,367	1,009,277	740,728	638,788	554,991
Long-term debt	266,318	270,683	199,010	145,630	119,886
Common stockholders’ equity	157,213	134,945	123,221	115,790	107,072
Total stockholders’ equity	165,365	166,884	123,221	115,790	107,211
Headcount	222,316	224,961	180,667	174,360	168,847

(a)
Pre-provision profit is total net revenue less noninterest expense. The Firm believes that this financial measure is useful in assessing the ability of a lending institution to generate income in excess of its provision for credit losses.

(b)	Results for 2008 included an accounting conformity loan loss reserve provision related to the acquisition of Washington Mutual Bank’s banking operations.
(c)
On October 1, 2006, JPMorgan Chase & Co. completed the exchange of selected corporate trust businesses for the consumer, business banking and middle-market banking businesses of The Bank of New York Company Inc. The results of operations of these corporate trust businesses are being reported as discontinued operations for each of the periods presented.

(d)
On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual. On May 30, 2008, a wholly-owned subsidiary of JPMorgan Chase merged with and into The Bear Stearns Companies Inc. (“Bear Stearns”), and Bear Stearns became a wholly-owned subsidiary of JPMorgan Chase. The Washington Mutual acquisition resulted in negative goodwill, and accordingly, the Firm recorded an extraordinary gain. For additional information on these transactions, see Note 2 on pages 143–148 of this Annual Report.

(e)
Effective January 1, 2009, the Firm implemented new FASB guidance for participating securities. Accordingly, prior-period amounts have been revised as required. For further discussion of the guidance, see Note 25 on page 224 of this Annual Report.

(f)
The calculation of 2009 earnings per share and net income applicable to common equity include a one-time, noncash reduction of $1.1 billion, or $0.27 per share, resulting from repayment of U.S. Troubled Asset Relief Program (“TARP”) preferred capital in the second quarter of 2009. Excluding this reduction, the adjusted ROE and ROTCE were 7% and 11% for 2009. For further discussion, see “Explanation and reconciliation of the Firm’s use of non-GAAP financial measures” on pages 50–52 of this Annual Report.

(g)	For further discussion of ROTCE, a non-GAAP financial measure, see “Explanation and reconciliation of the Firm’s use of non-GAAP financial measures” on pages 50–52 of this Annual Report.
(h)
Tier 1 common is calculated as Tier 1 capital less qualifying perpetual preferred stock, qualifying trust preferred securities and qualifying minority interest in subsidiaries. The Firm uses the Tier 1 common capital ratio, a non-GAAP financial measure, to assess and compare the quality and composition of the Firm’s capital with the capital of other financial services companies. For further discussion, see Regulatory capital on pages 82–84 of this Annual Report.

38	JPMorgan Chase & Co. / 2009 Annual Report